AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JETBLUE AIRWAYS CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	87-0617894
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

27-01 Queens Plaza North

Long Island City, New York 11101

(718) 286-7900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James G. Hnat

Executive Vice President and General Counsel

27-01 Queens Plaza North

Long Island City, New York 11101

(718) 286-7900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Benjamin Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $.01 par value per share	46,693,227	$4.685	$218,757,769	$25,069.64

(1)	Represents the number of shares of our common stock owned as of May 1, 2012 by Lufthansa Malta Blues LP and available for transfer to the selling stockholders upon exchange of their 0.75% exchangeable notes due 2017, issued by Lufthansa Malta Blues in an institutional private placement without registration pursuant to Rule 144A under the Securities Act of 1933, as amended, on April 5, 2012. Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also relates to such additional shares of our common stock as may be issued in connection with a declaration or distribution by us of share dividends, bonus shares, stock splits or other capital distributions.
(2)	Calculated pursuant to Rule 457(r). Price based on the average of the high and low prices of the shares of our common stock reported in the consolidated reporting system as of a specified date within 5 business days prior to the date hereof.

EXPLANATORY NOTE

We are filing this registration statement to satisfy one of our obligations under the registration rights agreement, dated as of April 5, 2012 (referred to herein as the “2012 registration rights agreement”), entered into among us, Deutsche Lufthansa AG and Lufthansa Malta Blues LP (referred to herein as “Lufthansa Sub”) in connection with Lufthansa Sub’s offering of €234,400,000 aggregate principal amount of 0.75% exchangeable notes due 2017 (referred to herein as the “notes”), which are exchangeable at the option of the noteholders into shares of our common stock owned by Lufthansa Sub.

This registration statement will cover resales of shares of our common stock received by noteholders upon exchange of their notes. We did not receive any of the proceeds from the sale of the notes and will not receive any financial benefit from the exchange of notes for shares of our common stock. We are not selling any shares of our common stock under this registration statement and will not receive any of the proceeds from the sale of shares by any of the selling stockholders.

PROSPECTUS

46,693,227 Shares of Common Stock

This prospectus relates to the offer and sale from time to time of up to 46,693,227 shares of our common stock, par value $0.01 per share, by persons who receive such shares upon exchange of 0.75% exchangeable notes due 2017, or the notes, issued by Lufthansa Malta Blues LP, or Lufthansa Sub, an indirect subsidiary of Deutsche Lufthansa AG, on April 5, 2012 and sold by the initial purchasers of the notes in transactions exempt from registration requirements of the U.S. Securities Act of 1933, as amended, or the Securities Act, to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act that were also qualified purchasers as defined in the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act. Beginning on May 1, 2012, the notes are exchangeable at the option of the noteholders into shares of our common stock owned by Lufthansa Sub. Lufthansa Sub may, in its sole and absolute discretion, deliver cash instead of shares of our common stock (or a combination thereof) to noteholders upon exchange of their notes. Recipients of shares of our common stock, whom we refer to collectively herein as selling stockholders, may use this prospectus to resell from time to time the shares of our common stock they receive from Lufthansa Sub upon exchange of their notes, so long as they satisfy certain conditions set forth in the 2012 registration rights agreement, dated as of April 5, 2012, or the 2012 registration rights agreement, among us, Lufthansa Sub and Deutsche Lufthansa AG.

If one or more selling stockholders satisfy the conditions set forth in the 2012 registration rights agreement and subject to the terms and conditions of the 2012 registration rights agreement, we will file a prospectus supplement or a post-effective amendment naming such selling stockholders and stating the number of shares of our common stock offered by such selling stockholders. No selling stockholders are named in this prospectus. The registration of shares of our common stock to which this prospectus relates does not necessarily mean that the selling stockholders will exchange their notes for shares our common stock, that upon any exchange of the notes, Lufthansa Sub will elect to deliver shares of our common stock instead of cash, or that any shares of our common stock received by selling stockholders upon exchange will be sold by the selling stockholders.

We did not receive any of the proceeds from the sale of the notes and will not receive any financial benefit from the exchange of notes for shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by any of the selling stockholders.

You should read this prospectus and any accompanying prospectus supplement carefully before you purchase any shares of our common stock. This prospectus may not be used to sell shares of our common stock unless accompanied by a prospectus supplement.

The selling stockholders may offer and sell shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement or other offering material. Each of the selling stockholders reserves the right to accept or reject, in whole or in part, any proposed purchase of shares to be made directly or through agents.

The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be “underwriters” within the meaning of the Securities Act and any commissions received by them and any profit on the sale of shares may be deemed to be underwriting commissions or discounts under the Securities Act.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “JBLU.” On April 30, 2012, the closing sale price of shares of our common stock on the Nasdaq Global Select Market was $4.75 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 of this prospectus as well as the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2011 and the other reports that we may file from time to time with the Securities and Exchange Commission, as discussed beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 1, 2012.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, using this prospectus, together with a prospectus supplement, the selling stockholders may from time to time sell shares of our common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the shares of our common stock. Each time a selling stockholder sells shares of our common stock, such selling stockholder will provide this prospectus and a prospectus supplement or other offering material, if applicable, that will contain specific information about the terms of that offering. The prospectus supplement or other offering material may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, the information in this prospectus is superseded by the information in the prospectus supplement or other offering material, if applicable. You should read this prospectus, the applicable prospectus supplement or other offering material, if applicable, and the additional information incorporated by reference in this prospectus described below under “Where You Can Find More Information” before making an investment in shares of our common stock. For more detail on the terms of the shares, you should read the exhibits filed with or incorporated by reference in our registration statement of which this prospectus forms a part.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference in this prospectus, a prospectus supplement or other offering material. We have not authorized anyone to provide you with different information. None of the selling stockholders is making an offer to sell shares in any jurisdiction where the offer or sale is not permitted. You should not assume that information contained in this prospectus, in any prospectus supplement, other offering material or in any document incorporated by reference in this prospectus is accurate as of any date other than the date on the front page of the document that contains the information, regardless of when this prospectus is delivered or when any sale of shares occurs. Our business, financial condition and results of operations may have changed since those dates.

In this prospectus, we use the terms “JetBlue,” “we,” “us,” and “our” to refer to JetBlue Airways Corporation and our consolidated subsidiaries.

JETBLUE and JETBLUE AIRWAYS are registered service marks of JetBlue Airways Corporation in the United States and other countries. This prospectus also contains trademarks and tradenames of other companies.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers, like us, who file reports electronically with the SEC.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any statement contained or incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 28, 2012;

•	our Proxy Statement on Schedule 14A filed on March 28, 2012;

•	our Current Reports on Form 8-K, filed on February 10, 2012, March 12, 2012, April 5, 2012 and April 26, 2012; and

•

the description of our common stock set forth in our registration statement on Form 8-A filed on April 10, 2002 pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating this information.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before all of the securities offered by this prospectus are sold are incorporated by reference in this prospectus from the date of filing of the documents, except for information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and not incorporated by reference herein. Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, by requesting them from us in writing or by telephone at the following address:

JetBlue Airways Corporation

27-01 Queens Plaza North

Long Island City, New York 11101

Attention: Legal Department

(718) 286-7900

Documents may also be available on our website at http://investor.jetblue.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus

SPECIAL NOTE ABOUT FORWARD- LOOKING STATEMENTS

Statements in this prospectus and in documents incorporated by reference in this prospectus contain various forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which represent our management’s beliefs and assumptions concerning future events. When used in this prospectus and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and our expectations, beliefs, intentions or future strategies that are signified by the words “expects,” “anticipates,” “intends,” “believes,” “plans” or similar language. These forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections, beliefs and assumptions upon which we base our expectations may change prior to the end of each quarter or year. Although these expectations may change, we may not inform you if they do.

You should understand that many important factors, in addition to those discussed or incorporated by reference in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include those described in this prospectus under “Risk Factors.” In light of these risks and uncertainties, the forward-looking events discussed or incorporated by reference in this prospectus might not occur.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, and the other information included or incorporated by reference in this prospectus, including the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2011, before making an investment decision. Additional risks as well as updates or changes to the risks described below or incorporated by reference herein, may be included in the applicable prospectus supplement or other offering material. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Special Note About Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Relating to Ownership of Our Common Stock

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Any of the following factors could affect the market price of our common stock:

•	general market, political and economic conditions;

•	changes in earnings estimates and recommendations by financial analysts;

•	our failure to meet financial analysts’ performance expectations;

•	changes in fuel prices; and

•	changes in market valuations of other airlines.

In addition, many of the risks that are described elsewhere in this “Risk Factors” section and under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011 (which is incorporated by reference into this prospectus) could materially and adversely affect our stock price. The stock markets have experienced price and volume volatility that have affected many companies’ stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our common stock.

If there are substantial sales of our common stock or the perception of such sales, the price of our common stock could decline.

Sales of a substantial number of shares of our common stock in the public markets could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Other companies may have difficulty acquiring us due to provisions under our corporate charter, bylaws, option plans and some of our employment agreements and benefit plans, as well as Delaware law.

Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws, our stockholder rights agreement and under Delaware law could make it more difficult for other companies to acquire us, even if that acquisition would benefit our stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws contain the following provisions, among others, which may inhibit an acquisition of us by a third party:

•	advance notification procedures for matters to be brought before stockholder meetings;

•	a limitation on who may call stockholder meetings;

•	a prohibition on stockholder action by written consent; and

•	the ability of our board of directors to issue up to 25,000,000 shares of preferred stock without a stockholder vote.

We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns 15% or more of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors. In addition, under current U.S. laws and the regulations of the U.S. Department of Transportation, or DOT, U.S. citizens must effectively control us. As a result, our president and at least two-thirds of our board of directors must be United States citizens and not more than 25% of our voting stock may be owned by non-U.S. citizens (although subject to DOT approval, the percentage of foreign economic ownership may be as high as 49%). Any of these restrictions could have the effect of delaying or preventing a change of control.

Furthermore, our employment agreements with our pilots, technicians and dispatchers, and special severance benefit plans for crewmembers and executive officers, contain change of control provisions, which could discourage a change of control. In the event we are sold to or consolidated with another company, with respect to some classes of employees we must request that the successor company merge these employees onto their seniority lists or place these employees on a preferential hiring list. If such employees are not hired by the successor company, they will be entitled to a severance payment of up to one year’s salary. With respect to other classes of employees, if such employees are involuntarily terminated without cause or in the case of certain subclasses of these employees, when they resign, during the two year period following a change of control, they will be entitled to receive up to two years of salary and certain additional payments.

In addition, all of our currently outstanding options under our amended and restated 2002 Stock Incentive Plan, or the 2002 Plan, have a special acceleration feature pursuant to which those options will vest in full in the event we are acquired, to the extent such options have not already vested as result of our prior acceleration in December 2005. The accelerated vesting of our employee stock options may prove to be a deterrent to a potential acquisition of us because (i) the acquiring company may have to implement additional retention programs to assure the continued service of our employees, and (ii) the additional dilution which will result from the accelerated vesting of our outstanding employee stock options will likely reduce the amount which would otherwise be payable to our stockholders in an acquisition.

Our corporate charter and bylaws include provisions limiting voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors be U.S. citizens. Our amended and restated bylaws provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a suspension of their voting rights in the event that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our amended and restated bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration.

JETBLUE AIRWAYS CORPORATION

JetBlue Airways Corporation is a passenger airline that we believe has established itself as a “value airline” which, reflective of its customer base and network, provides a superior core product for a price and at a cost that enables JetBlue to profitably grow. Known as much for its award-winning customer service and free TV as for its competitive fares, JetBlue believes it offers its customers the best main cabin product in markets it serves with a strong core product and reasonably priced optional upgrades. JetBlue operates primarily on point-to-point routes with its fleet of 120 Airbus A320 aircraft and 49 EMBRAER 190 aircraft —one of the youngest and most fuel-efficient fleet of any major U.S. airline. As of December 31, 2011, we served 70 destinations in 22 states, Puerto Rico, Mexico and 12 countries in the Caribbean and Latin America. JetBlue is New York’s Hometown Airline ™ with most of our flights having as an origin or destination New York or one of our other focus cities: Boston, Fort Lauderdale, Los Angeles, Orlando or San Juan, Puerto Rico. By the end of 2011, we operated an average of 700 daily flights. For the year ended December 31, 2011, JetBlue was the 6th largest passenger carrier in the United States based on revenue passenger miles as reported by these passenger airlines.

JetBlue was incorporated in Delaware in August 1998 and commenced service February 11, 2000. Our principal executive offices are located at 27-01 Queens Plaza North, Long Island City, New York 11101 and our telephone number is (718) 286-7900. Our website address is http://investor.jetblue.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any shares of our common stock by the selling stockholders. We will bear certain expenses of the registration of the shares under federal and state securities laws.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

The following description of our common stock and preferred stock in this prospectus is a summary. You should keep in mind, however, that it is our amended and restated certificate of incorporation and our amended and restated bylaws, the amended and restated registration rights agreement, the Lufthansa registration rights agreement and the 2012 registration rights agreement that are incorporated by reference into the registration statement of which this prospectus is a part or may be incorporated by reference in this prospectus or any prospectus supplement, and the statutory and common law, including the Delaware General Corporation Law (the “DGCL”), and not the summaries in this prospectus or such prospectus supplement, which define your rights as a holder of such securities. There may be other provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that are also important to you. You should carefully read these documents for a full description of the terms of such securities. See “Where You Can Find More Information” for information on how to obtain copies of our amended and restated certificate of incorporation and our amended and restated bylaws.

The summary below and that contained in any prospectus supplement is qualified in its entirety by reference to our amended and restated certificate of incorporation, amended and restated bylaws, the amended and restated registration rights agreement, the Lufthansa registration rights agreement and the 2012 registration rights agreement.

Authorized Capitalization

As of the date of this prospectus, our capital structure consists of 900,000,000 authorized shares of common stock, par value $0.01 per share, and 25,000,000 shares of undesignated preferred stock, par value $0.01 per share. As of March 31, 2012, an aggregate of 283,253,605 shares of our common stock were outstanding, and no shares of our preferred stock were issued and outstanding.

Share Lending Agreement

In June 2008, we completed an offering of $100.625 million aggregate principal amount of 5.5% Convertible Debentures due 2038, Series A and $100.625 million aggregate principal amount of 5.5% Convertible Debentures due 2038, Series B (the “convertible debentures”).

To facilitate transactions by which investors in our convertible debentures may hedge their investments, we entered into a share lending agreement with an affiliate (the “share borrower”) of Morgan Stanley & Co. Incorporated (“Morgan Stanley”), the underwriter of the convertible debentures, under which we agreed to loan to the share borrower 44,864,059 shares of our common stock, subject to certain adjustments set forth in the share lending agreement. Morgan Stanley informed us that it sold the borrowed shares short concurrently with the offering of our convertible debentures. Under the share lending agreement, the loan terminates on or about the maturity date of the convertible debentures, or, if earlier, the date as of which the entire principal amount of our convertible debentures ceases to be outstanding as a result of conversion, repurchase, cancellation or redemption, or earlier in certain circumstances. We refer to this period as the “loan availability period.”

We did not receive any proceeds from the sale of the borrowed shares by the share borrower, but we did receive a nominal lending fee of $0.01 per share from the share borrower for the use of borrowed shares.

Share loans under the share lending agreement will terminate upon the termination of the loan availability period, as well as under the following circumstances:

•	the share borrower may terminate all or any portion of a loan at any time; and

•	we or the share borrower may terminate any or all of the outstanding loans upon a default by the other party under the share lending agreement, including certain breaches by the share borrower of its representations and warranties, covenants or agreements under the share lending agreement, certain breaches by the guarantor of its obligations under the guarantee, or the bankruptcy of us, or the share borrower or the guarantor.

During 2008, approximately $76 million principal amount of the convertible debentures were voluntarily converted by holders into 16.9 million shares of our common stock, and an equivalent number of borrowed shares of our common stock were returned to us pursuant to the share lending agreement.

During 2009, approximately $3 million principal amount of the convertible debentures were voluntarily converted by holders into approximately 0.6 million shares of our common stock. The share borrower returned 10.0 million shares of our common stock to us in September 2009, almost all of which were voluntarily returned shares in excess of converted shares pursuant to the share lending agreement.

In October 2011, approximately 16.6 million shares of our common stock were voluntarily returned to us, leaving 1.4 million shares outstanding under the share lending agreement. The fair value of similar common shares not subject to the share lending agreement, based upon our closing stock price as of December 31, 2011, was approximately $7 million. At December 31, 2011, the remaining principal balance of convertible debentures was $123 million, and the convertible debentures are currently convertible into 27.4 million shares of our common stock.

The shares that we loaned to the share borrower are treated as issued and outstanding for corporate law purposes and, accordingly, the holders of the borrowed shares have all of the rights of a holder of our outstanding shares, including the right to vote the shares on all matters submitted to a vote of our shareholders and the right to receive any dividends or other distributions that we may pay or make on our outstanding shares of common stock. However, under the share lending agreement, the share borrower has agreed:

•	to pay to us an amount equal to cash dividends, if any, that we pay on the borrowed shares;

•	to pay or deliver to us any other distribution, other than in liquidation or a reorganization in bankruptcy, that we make on the borrowed shares; and

•	not to vote on the borrowed shares on any matter submitted to a vote of our stockholders, except in certain circumstances where such vote is required for quorum purposes.

In view of the contractual undertakings of the share borrower in the share lending agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of the borrowed shares, we have been of the belief that under U.S. generally accepted accounting principles currently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share.

The existence of the share lending agreement and the short sales of our common stock effected in connection with the sale of our convertible debentures could cause the market price of our common stock to be lower over the term of the share lending agreement than it would have been had we not entered into that agreement.

Common Stock

The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders, subject to the restrictions described below under the caption “Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws —Limited Voting by Foreign Owners.”

Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock has any preemptive right to subscribe for any shares of capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of the holders of any shares of preferred stock that we may issue in the future. All of the outstanding shares of our common stock, and the shares of our common stock offered by this prospectus, are fully paid and non-assessable.

Preferred Stock

No shares of our preferred stock are currently outstanding. Under our amended and restated certificate of incorporation, our board of directors, without further action by our stockholders, is authorized to issue up to 25,000,000 shares of preferred stock in one or more classes or series. The board may fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Registration Rights

We have entered into an amended and restated registration rights agreement, which we refer to as the “amended and restated registration rights agreement,” with some of the holders of our common stock, including holders of common stock issued upon the conversion of preferred stock immediately following our initial public offering in April 2002, entitling these holders to registration rights with respect to their shares. Any group of holders of at least 60% of the securities with registration rights can require us to register all or part of their shares at any time, so long as the thresholds in the amended and restated registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations we are no longer subject to these demand registration rights. In addition, holders of the securities with registration rights may also require us to include their shares in future registration statements that we file, subject to cutback at the option of the underwriters of such an offering. Subject to our eligibility to do so, holders of at least 60% of registrable securities may also require us, twice in any 12 month period and a total of three times, to register their shares with the SEC on Form S-3. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

As of July 10, 2003 (which was one year and 90 days after the registration statement for our initial public offering was declared effective), those stockholders party to the amended and restated registration rights agreement who, together with their affiliates, held less than two percent of our issued and outstanding shares of common stock, ceased to have any registration rights under the agreement with respect to their shares. They may continue, however, to sell their shares pursuant to Rule 144 under the Securities Act.

Any of the terms and provisions of the amended and restated registration rights agreement may be modified, amended or waived pursuant to a written agreement signed by us, the stockholders party to the agreement holding at least 662/3% of the common stock held by all such stockholders and our management stockholders party to the agreement holding at least a majority of the common stock held by all such management stockholders, provided that such amendment, modification or waiver does not disproportionately affect any stockholder that is a party to the agreement.

Deutsche Lufthansa AG Registration Rights

On January 22, 2008, we and Deutsche Lufthansa AG entered into a registration rights agreement, which we refer to as the “Lufthansa registration rights agreement,” covering the shares of our common stock sold to Deutsche Lufthansa AG pursuant to the stock purchase agreement (as described below under the caption “—Stock Purchase Agreement between us and Deutsche Lufthansa AG”). Pursuant to Lufthansa registration rights agreement, on April 21, 2008, we filed with the SEC a prospectus supplement to our automatic shelf registration statement filed on June 30, 2006 to allow Deutsche Lufthansa AG to resell the shares.

Subject to blackout periods that do not exceed 90 trading days in any 365-day period, we are obligated to keep such shelf registration statement continuously effective under the Securities Act until the earlier of (1) the date as of which all of the shares sold to Deutsche Lufthansa AG pursuant to the stock purchase agreement have been sold pursuant to either the registration statement or Rule 144 under the Securities Act and (2) the date as of which all of the shares sold to Deutsche Lufthansa AG pursuant to the stock purchase agreement may be immediately sold to the public without registration pursuant to Rule 144 under the Securities Act.

Under the Lufthansa registration rights agreement, we have agreed to indemnify Deutsche Lufthansa AG and its transferees, and their officers, directors, employees, agents and representatives and controlling persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which Deutsche Lufthansa AG may be required to make in respect of such liabilities. Under the terms of the Lufthansa registration rights agreement, we will bear all reasonable costs, fees and expenses in connection with our registration of the resale of our common stock held by Deutsche Lufthansa AG (except for its legal fees and underwriting discounts and commissions).

2012 Registration Rights Agreement

At the closing of the offering by Lufthansa Sub of the notes, we entered into a registration rights agreement, dated as of April 5, 2012, which we refer to as the “2012 registration rights agreement,” with Deutsche Lufthansa AG and Lufthansa Sub, covering resales of the shares of our common stock received by noteholders upon exchange of their notes. A portion of the shares subject to the 2012 registration rights agreement are also subject to the Lufthansa registration rights agreement.

Pursuant to the 2012 registration rights agreement, we agreed to (1) file a shelf registration statement with the SEC covering resales of the shares of our common stock received by selling stockholders upon exchange of the notes and (2) use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act by May 1, 2012 or, if the registration statement becomes subject to review by the SEC staff, no later than 120 days after the first date of the original issuance of the notes. We filed the registration statement, of which this prospectus forms a part, with the SEC pursuant to our obligations under the 2012 registration rights agreement.

Subject to certain blackout periods as discussed in the next paragraph, we have agreed to use our commercially reasonable efforts to keep the registration statement, of which this prospectus forms a part, effective until the earlier of: (i) the sale under the shelf registration statement or Rule 144 under the Securities Act of all of the shares of our common stock transferred by Lufthansa Sub to selling stockholders upon exchange of their notes; or (ii) the date on which all of the shares of our common stock remaining to be sold under the registration statement (in the reasonable opinions of counsel to us and Lufthansa Sub) may be immediately resold to the public under Rule 144 under the Securities Act or any successor provision.

Under the 2012 registration rights agreement, we have the right to suspend use of the registration statement, of which this prospectus forms a part, during specified periods of time when it is advisable in our judgment due to pending material developments or other events that we believe would be detrimental to us to maintain such registration statement at such time or in its best interests to suspend sales thereunder, provided that we may not suspend the use of this prospectus for a period or periods in excess of 30 days in any 90-day period or 90 trading days in the aggregate of any 365-day period. We will notify each selling stockholder of any suspension period, but do not need to specify the nature of the event giving rise to a suspension in any such notice. The 2012 registration rights agreement does not provide for any liquidated damages if the registration statement, of which this prospectus forms a part, is not effective at the time such effectiveness is required.

The shares of our common stock received by selling stockholders upon exchange of their notes will be “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act. The shares contain a legend setting out such restriction and will be segregated until such time as they are sold by a selling stockholder pursuant to the registration statement, of which this prospectus forms a part, and the transfer agent for our common stock receives certain documentation from us and the selling stockholder (see “Plan of Distribution” below).

Selling stockholders who elect to sell any shares our common stock pursuant to the registration statement, of which this prospectus forms a part:

•	will be required to deliver a prospectus to purchasers;

•	will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	will be bound by the applicable provisions of the 2012 registration rights agreement, including the indemnification obligations.

Annex C to the offering memorandum with respect to the notes contained a form of notice and questionnaire, which must be completed and delivered by a selling stockholder to us before any intended distribution of shares under the registration statement, of which this prospectus forms a part. We have included such form of notice and questionnaire as an exhibit to the registration statement, of which this prospectus forms a part. Upon any sale of shares of our common stock pursuant to the registration statement, of which this prospectus forms a part, the selling stockholder is required to deliver to us a completed and signed notice of transfer (a “notice of transfer”), the form of which is attached as an exhibit to the form of notice and questionnaire.

If we receive a completed questionnaire from a selling stockholder, together with such other information as we may reasonably request, we will prepare and file a prospectus supplement or post-effective amendment, as promptly as practicable, but in any event within five business days, following the receipt of such questionnaire to permit the selling stockholder to deliver a prospectus to purchasers of their shares of our common stock, subject to our right to suspend use of the registration statement as described above. However, (a) from May 1, 2012 until the date 90 days before the end of the Exchange Period (as defined in the indenture for the notes), or earlier if the notes are redeemed and (b) in the period commencing 90 days after the completion of the Exchange Period or the redemption of the notes, we will not be required to file more than one prospectus supplement or post-effective amendment in each calendar month, which will be the first business day of the respective calendar month. Between those periods, we will not be required to file more than one such amendment or supplement at any time in respect of any one selling stockholder within any 30-day period.

Any selling stockholder that does not complete and deliver a questionnaire or provide such other information as we may reasonably request will not be named as a selling shareholder in the registration statement, of which this prospectus forms a part, and therefore will not be permitted to sell any shares of our common stock under the registration statement.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at anytime within a three year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 900,000,000 shares of common stock and 25,000,000 shares of preferred stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director’s authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meetings of Stockholders. Our amended and restated bylaws provide that special meetings of our stockholders, unless otherwise prescribed by statute or by our amended and restated certificate of incorporation, may be called only by our board of directors, by our Chairman of the board of directors, our Vice Chairman of the board of directors, or by our Chief Executive Officer.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and amended and restated bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may be taken only at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

Notice Procedures. Our amended and restated bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or amended and restated bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of prior year’s annual meeting. The notice must contain certain information specified in the amended and restated bylaws.

Other Anti-Takeover Provisions. Our Amended and Restated 2002 Stock Incentive Plan (the “2002 Plan”) contains provisions which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals. In the event that we are acquired by a merger, a sale by our stockholders of more than 50% of our outstanding voting stock or a sale of all or substantially all of our assets, each outstanding option under the discretionary option grant program under our 2002 Plan that (i) will not be assumed by the successor corporation or otherwise continued in effect, (ii) will not be replaced with a cash incentive program of a successor corporation of the type described in the 2002 Plan, or (iii) will not otherwise be precluded based on other limitations imposed at the time such option was granted, will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent (a) our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continue in effect, or (b) accelerated vesting otherwise is precluded by other limitations imposed at the time of grant. However, our compensation committee will have complete discretion to structure any or all of the options under the discretionary option grant program so those options will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation or otherwise continued in effect. Alternatively, our compensation committee may condition such accelerated vesting upon the subsequent termination of the optionee’s service with us or the acquiring entity. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

In addition to the above, our 2002 Plan also provides for immediate vesting of various equity grants in the event of a change in control. The phrase “change in control,” as used in the plan, means any of the following: (i) a change in ownership or control of our company effected through a merger, consolidation or other reorganization approved by our stockholders (unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned our outstanding voting securities immediately prior to such transaction); (ii) the sale, transfer or other disposition of all or substantially all of our assets in a liquidation or dissolution; (iii) or the acquisition, directly or indirectly by any person or group of persons unaffiliated with us, of beneficial ownership of securities possessing more than 50% of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made to our stockholders.

Pursuant to the 2002 Plan, our compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a hostile takeover, whether accomplished through a tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such hostile takeover or upon the subsequent termination of the individual’s service. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

All of the options and unvested shares under our predecessor 1999 Stock Option/Stock Issuance Plan, which were transferred to our 2002 Plan immediately following our initial public offering in April 2002, will immediately vest in the event we are acquired by a merger or a sale of substantially all our assets or more than 50% of our outstanding voting stock.

In addition, should we be acquired by merger or sale of substantially all of our assets or more than 50% of our outstanding voting securities, then all outstanding purchase rights under our Crewmember Stock Purchase Plan will be automatically exercised immediately prior to the effective date of the acquisition. If the purchase right pertains to an offering period commencing before May 1, 2007, the purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition. If the purchase right pertains to an offering period commencing on or after May 1, 2007, the price in effect for each participant will be equal to 95% of the fair market value per share immediately prior to the acquisition.

Furthermore, on June 28, 2007, upon recommendation of the compensation committee, our board of directors approved and adopted the JetBlue Airways Corporation Executive Change in Control Severance Plan (the “Executive Plan”). Under the Executive Plan, a “change in control” means: (i) a reorganization, merger, consolidation or other corporate transaction involving us, such that our stockholders immediately prior to the transaction do not, immediately after the transaction, own more than 50% of our combined voting power in substantially the same proportions as their ownership, immediately prior to the business combination, of our voting securities; or (ii) the sale, transfer or other disposition of all or substantially all of our assets, or the consummation of a plan of complete liquidation or our dissolution. The Executive Plan provides severance and welfare benefits to eligible employees who are involuntarily terminated from employment without cause or, in certain circumstances, when they resign during the two-year period following a change in control (a “Qualifying Termination Event”).

Pursuant to the Executive Plan, the eligible employees who incur a Qualifying Termination Event will be entitled to receive two years of salary and two times his or her target bonus for the year in which termination occurs, or one year of salary and one times his or her target bonus for the year in which termination occurs, as the case may be according to the employee’s executive title. In addition, each employee covered by the Executive Plan will be entitled to: (1) payment of his or her accrued but unused paid time off as of the date of termination; (2) a pro rata portion of his or her annual bonus for the year in which termination occurs; and (3) payment for certain unreimbursed relocation expenses incurred by him or her (if any). Pursuant to the terms of the Executive Plan, each employee covered by the plan who incurs a Qualifying Termination Event will also be entitled to receive reimbursement for all costs incurred in procuring health and dental care coverage for such employee and his or her eligible dependents under the U.S. Consolidated Omnibus Reconciliation Act (“COBRA”).

The Executive Plan also contains an excise tax gross-up provision whereby if eligible employees incur any excise tax by reason of his or her receipt of any payment that constitutes an excess parachute payment, as defined in Section 280G of the U.S. Internal Revenue Code, as amended (the “Code”), the employee will be entitled to a gross-up payment in an amount that would place him or her in the same after-tax position he or she would have been in had no excise tax applied.

We may amend or terminate the Executive Plan at any time prior to a change in control. In addition, under the terms of the Executive Plan, our board of directors is required to reconsider the terms of the plan within the

90-day period immediately prior to the third anniversary of its adoption in light of then-current market practices. Such reconsideration took place in September 2010 and our board of directors made no changes to the Executive Plan in light of the then ongoing industry changes.

On June 28, 2007, also upon recommendation of the compensation committee, our board of directors also approved and adopted a Crewmember Change in Control Plan (the “Crewmember Plan”). The Crewmember Plan covers all employees who are not covered by the Executive Plan and have not otherwise entered into an individual employment agreement with us. The Crewmember Plan provides severance and other benefits to eligible employees who are involuntarily terminated from employment without cause or, in certain circumstances, when they resign during the two-year period following a change in control (a “Termination Event”). An employee covered by the Crewmember Plan who incurs a Termination Event will be entitled to receive three weeks of salary for each year of service (pro rated for partial years), with a minimum amount of severance equal to six weeks of salary and a maximum amount of severance equal to 26 weeks of salary, and certain other benefits as set forth in the Crewmember Plan.

Limitation of Director Liability. Our amended and restated certificate of incorporation and amended and restated bylaws limit the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the directors duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements. Our amended and restated bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and certain of our executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the DGCL.

Limited Voting by Foreign Owners. To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our voting stock be owned by persons who are not U.S. citizens. If non-U.S. citizens at any time own more than 25% of our voting stock, the voting rights of the stock in excess of the 25% shall be automatically suspended. Our amended and restated bylaws provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our amended and restated bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions.

Stockholder Rights Agreement

On February 11, 2002, our board of directors authorized us to enter into a stockholder rights agreement. On January 17, 2008, we entered into an amendment to the stockholder rights agreement.

Under the stockholder rights agreement, one stockholder right attached to each share of our common stock. Each right entitled the holder to purchase one one-thousandth of a share of our Series A participating preferred stock at an exercise price set forth in the stockholder rights agreement or receive shares of our common stock (or other securities) in the event any person or group became an “acquiring person” (as defined in the stockholder rights agreement). The stockholder rights expired in accordance with their terms on April 1, 2012.

Stock Purchase Agreement between us and Deutsche Lufthansa AG

On January 22, 2008, Deutsche Lufthansa AG purchased shares of our common stock pursuant to a Stock Purchase Agreement, dated as of December 13, 2007, as amended on January 22, 2008, which we refer to as the “stock purchase agreement,” between us and Deutsche Lufthansa AG, a stock corporation (Aktiengesellschaft), organized under the laws of the Federal Republic of Germany. Pursuant to the stock purchase agreement, we sold to Deutsche Lufthansa AG 42,589,347 shares of our common stock at a price per share of $7.27, for an aggregate purchase price of $309,624,552.

Under the stock purchase agreement, we agreed to appoint one individual designated by Deutsche Lufthansa AG to our board of directors promptly following the consummation of the stock sale, which occurred on January 22, 2008. On February 7, 2008, Christoph Franz, Deputy Chairman of the Executive Board of Deutsche Lufthansa AG and the Chief Executive Officer of Lufthansa Passenger Airlines, was appointed to our board of directors as the Deutsche Lufthansa AG designee. On February 10, 2011, Dr. Franz notified us that he would be resigning from our board of directors immediately following the conclusion of our 2011 annual meeting of stockholders. To fill the vacancy created by Dr. Franz’s departure, our board of directors nominated and, effective May 26, 2011, the stockholders elected Jens Bischof to serve as a member of the board until the next regularly scheduled annual election of directors at our annual meeting.

As long as Deutsche Lufthansa AG owns at least 10% of our outstanding common stock, Deutsche Lufthansa AG shall retain the right to nominate one director for election to our board of directors so that the board of directors always includes one, and only one, individual designated by Deutsche Lufthansa AG. Prior to the amendment described below, if, at any time after January 22, 2009, Deutsche Lufthansa AG owned shares constituting at least 15% of our outstanding common stock, we were required to reasonably consider appointing an additional individual selected by Deutsche Lufthansa AG to our board of directors to fill any vacancy on our board of directors. In no event shall Deutsche Lufthansa AG have more than two of its nominees serving on our board of directors at any time.

On May 27, 2008, we entered into a supplement agreement with Deutsche Lufthansa AG, amending the stock purchase agreement. Under the terms of the supplement, we agreed to limit the issuance of shares of our common stock in connection with the offering of our 5.5% convertible unsecured debentures due 2038. We and Deutsche Lufthansa AG also agreed to amend the stock purchase agreement to remove the twelve month waiting period for the right to nominate an additional director, remove the references to an additional director class designation and reduce the common stock holding threshold for Deutsche Lufthansa AG to have the ability to nominate an additional director from 15% to 12%, in the event of a vacancy on our board of directors.

On August 18, 2008, Stephen Gemkow, the Chief Financial Officer of Deutsche Lufthansa AG, was elected to our board of directors. Mr. Gemkow is the second director nominated to our board of directors by Deutsche Lufthansa AG in connection with the stock purchase agreement.

As of December 31, 2011, Deutsche Lufthansa AG owned approximately 16.5% of the outstanding shares of our common stock and had two directors on our board of directors, Messrs. Bischof and Gemkow, both of whom have been nominated for re-election at our 2012 annual meeting of stockholders to be held on May 10, 2012. In connection with the notes offering, Deutsche Lufthansa AG transferred its shares of our common stock to Lufthansa Sub. Deutsche Lufthansa AG will retain beneficially ownership of the shares of our common stock held by Lufthansa Sub and the right to nominate directors for election to our board of directors under the stock purchase agreement.

The stock purchase agreement prohibits Deutsche Lufthansa AG from taking certain actions with respect to us, including making or participating in the solicitation of “proxies” in opposition to any proposal made by us, making any public announcement or proposal which would require public disclosure by us of any business combination or other extraordinary transaction involving us or any of our subsidiaries or any of our securities or assets, or forming or participating in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act). These prohibitions expire once Deutsche Lufthansa AG beneficially owns less than 10% of our outstanding common stock.

We have a right of first refusal for any sale by Deutsche Lufthansa AG to any one third party, other than sales to certain institutional investors, either directly or indirectly through block sales of an amount of shares greater than 25% of the shares purchased by Deutsche Lufthansa AG pursuant to the stock purchase agreement. This right expires once Deutsche Lufthansa AG owns less than 5% of our outstanding common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the shares of common stock offered by this prospectus. This summary is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as currently in effect and all of which are subject to change and to different interpretations. Changes to any of the foregoing authorities could apply on a retroactive basis, and could affect the U.S. federal income tax consequences described below.

This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular investor’s circumstances, and does not discuss any aspect of U.S. federal tax law other than income taxation or any state, local, non-U.S. tax consequences of the purchase, ownership and disposition of common stock. This summary addresses only shares of common stock held as capital assets within the meaning of the Code (generally, property held for investment) and does not address U.S. federal income tax considerations applicable to investors that may be subject to special tax rules, such as:

•	securities dealers or brokers, or traders in securities electing mark-to-market treatment;

•	banks, thrifts, or other financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	tax-exempt organizations;

•

persons holding shares of common stock as part of a “straddle,” “hedge,” “synthetic security” or “conversion transaction” for U.S. federal income tax purposes, or as part of some other integrated investment;

•	partnerships or other pass-through entities;

•	persons subject to the alternative minimum tax;

•	certain former citizens or residents of the United States;

•	foreign corporations that are classified as “passive foreign investment companies” or “controlled foreign corporations” for U.S. federal income tax purposes; or

•	“U.S. Holders” (as defined below) whose functional currency is not the U.S. dollar.

In addition, with respect to a particular offering of shares of common stock, the discussion below must be read with the discussion of material U.S. federal income tax consequences that may appear in the relevant prospectus supplement or any pricing supplement for that offering.

As used herein, a “U.S. Holder” is a beneficial owner of shares of common stock that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under the Code) are authorized to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person.

A “Non-U.S. Holder” is any beneficial owner of common stock that, for U.S. federal income tax purposes, is not a U.S. Holder and that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership holding shares of common stock, and partners in such a partnership, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of the shares of common stock by the partnership.

THE DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON STOCK IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON STOCK BASED ON THEIR PARTICULAR CIRCUMSTANCES.

U.S. Federal Income Taxation of U.S. Holders

Distributions. A distribution paid by us in respect of common stock will constitute a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The gross amount of any such dividend to a U.S. Holder will be included in the gross income of the U.S. Holder, as ordinary dividend income from U.S. sources. In general, distributions in excess of our current or accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that such distributions to the U.S. Holder do not exceed the U.S. Holder’s adjusted tax basis in the shares of common stock with respect to which the distribution is paid, but rather will reduce the U.S. Holder’s adjusted tax basis in such common stock (but not below zero). To the extent that distributions exceed our current and accumulated earnings and profits as well as the U.S. Holder’s adjusted tax basis in common stock, such distributions generally will be taxable as capital gain realized in respect of common stock.

Under current U.S. federal income tax law (presently effective for taxable years beginning before January 1, 2013), dividend distributions that are paid in respect of common stock paid to certain non-corporate U.S. Holders, including individuals, generally will constitute qualified dividend income eligible for preferential rates of U.S. federal income tax, with a maximum rate of 15%, provided certain conditions and requirements are satisfied, such as minimum holding period requirements. U.S. Holders that are corporations may be eligible for a partial dividends-received deduction with respect to dividend distributions that are paid in respect of common stock, subject to certain conditions and requirements, such as minimum holding period requirements. There can be no assurance that we will have sufficient current or accumulated earnings and profits for distributions in respect of common stock to qualify as dividends for U.S. federal income tax purposes.

U.S. Holders should be aware that dividends exceeding certain thresholds in relation to such U.S. Holders’ tax basis in common stock could be characterized as “extraordinary dividends” (as defined in section 1059 of the Code). Generally, a corporate U.S. Holder that receives an extraordinary dividend is required to reduce its tax basis in common stock by the portion of such dividend that is not taxed because of the dividends received deduction, and is required to recognize taxable gain to the extent such portion of the dividend exceeds the U.S. Holder’s tax basis in common stock. U.S. Holders who are individuals and who receive an “extraordinary dividend” would be required to treat any losses on the sale of common stock as long-term capital losses to the extent that the dividends received by them qualified for the reduced 15% tax rate on qualified dividend income, as described above. Prospective investors in common stock should consult their own tax advisors with respect to the potential application of the “extraordinary dividend” rules to an investment in common stock.

Sale or Other Taxable Dispositions of Common Stock. In general, a U.S. Holder will recognize capital gain or loss upon the sale or other taxable disposition of common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and such U.S. Holder’s adjusted tax basis in common stock at the time of the disposition. Any such capital gain will be long-term capital gain if common stock has been held by the U.S. Holder for more than one year. Under current

U.S. federal income tax law, certain non-corporate U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income tax on long-term capital gains. The ability to utilize capital losses is subject to limitations under the Code.

Redemptions of Common Stock. A redemption of shares of common stock generally will be treated under section 302 of the Code as a distribution unless the redemption satisfies one of the tests set forth in section 302(b) of the Code and is therefore treated as a sale or exchange of common stock that is redeemed. If a redemption of shares of common stock is treated as a sale or exchange, the redemption will be taxable as described under the caption “—Sale or Other Taxable Dispositions of Common Stock” above, except that an amount received in respect of declared but unpaid dividends generally will be taxable as a dividend if we have sufficient current or accumulated earnings and profits, as described above under the caption “—Distributions.”

A redemption will be treated as a sale or exchange if it (i) results in a “complete termination” of a U.S. Holder’s interest in us, (ii) is “substantially disproportionate” with respect to a U.S. Holder, or (iii) is not “essentially equivalent to a dividend” with respect to a U.S. Holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests has been met, shares of common stock deemed owned by a U.S. Holder by reason of certain constructive ownership rules, as well as shares actually owned by such U.S. Holder, must be taken into account. A redemption of shares of common stock held by a U.S. Holder generally will qualify for sale or exchange treatment if the U.S. Holder does not own (actually or constructively) any shares of any classes of our stock or other equity interests (or following the redemption, or if the U.S. Holder owns (actually or constructively) only an insubstantial percentage of our stock or other equity interests, the redemption has the effect of decreasing such ownership percentage and the U.S. Holder does not participate in our control or management. However, the determination as to whether any of the tests of section 302(b) of the Code will be satisfied with respect to any particular U.S. Holder depends upon the facts and circumstances at the time of the redemption.

If a redemption of shares of common stock is treated as a distribution, the entire amount received will be taxable as described under the caption “—Distributions” above. In such case, a U.S. Holder’s adjusted tax basis in the redeemed shares of stock generally will be transferred to any remaining shares of common stock held by such U.S. Holder immediately after the redemption. If a U.S. Holder does not own any of other shares of stock immediately after the redemption, such tax basis may, under certain circumstances, be transferred to shares of stock held by a person related to such U.S. Holder, or the tax basis may be entirely lost. Proposed Treasury regulations issued in 2009, if enacted in their current form, would affect the basis recovery rules described above. It is not clear whether these proposed regulations will be enacted in their current form or at all.

Prospective investors should consult their own tax advisors for purposes of determining the tax consequences resulting from redemption of shares of common stock in their particular circumstances.

U.S. Federal Income Taxation of Non-U.S. Holders

Distributions. Except as described below, dividends paid to a Non-U.S. Holder in respect of common stock generally will be subject to U.S. federal withholding tax at a 30% rate unless (i) the dividends are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), or (ii) the Non-U.S. Holder is entitled to a reduced rate of withholding under an income tax treaty. In order to claim a withholding exemption for dividends that are effectively connected with the conduct of a U.S. trade or business, a Non-U.S. Holder must provide a properly executed U.S. Internal Revenue Service Form W-8ECI to the withholding agent before payment of the dividend. In order to claim the benefits of an applicable tax treaty, a Non-U.S. Holder will be required to satisfy applicable certification (for example, Internal Revenue Service Form W-8BEN or other applicable form) and other requirements prior to the distribution date. Non-U.S. Holders eligible for a reduced rate of U.S. federal withholding tax under an applicable tax treaty may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

Dividends paid to a Non-U.S. Holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally are exempt from the 30% U.S. federal withholding tax. Instead, any such dividends generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. Holder, as described above. See “U.S. Federal Income Taxation of U.S. Holders” above. Non-U.S. Holders will be required to comply with certification (for example, Internal Revenue Service Form W-8ECI or applicable successor form) and other requirements in order for effectively connected income to be exempt from the 30% U.S. federal withholding tax. A corporate Non-U.S. Holder also may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable tax treaty) with respect to any effectively connected dividends, subject to certain adjustments.

Sale or Other Taxable Disposition of Common Stock. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale or other taxable disposition of common stock unless (i) the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are satisfied; or (iii) we are or have been a United States real property holding corporation for U.S. federal income tax purposes (“USRPHC”) at any time during the five year period (or shorter holding period for common stock) ending on the date of the disposition. We do not believe that we currently are an USRPHC, although no assurances can be made that the IRS would not reach a contrary conclusion, and no prediction can be made as to whether we may become a USRPHC in the future.

Gain from the disposition of shares by a Non-U.S. Holder that is effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. Holder, as described above. See “U.S. Federal Income Taxation of U.S. Holders” above. A corporate Non-U.S. Holder also may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable tax treaty) with respect to any effectively connected gain, subject to certain adjustments. As discussed above under “—U.S. Federal Income Taxation of U.S. Holders—Redemption of Common Stock,” the proceeds received from a redemption of shares of common stock may be treated as a distribution in certain circumstances, in which case, the discussion above under “—Distributions” would be applicable.

Backup Withholding and Information Reporting

U.S. Holders. In general, a U.S. Holder (other than corporations and other exempt holders) will be subject to information reporting requirements with respect to dividends and other taxable distributions paid in respect of, and the proceeds from a sale, redemption or other disposition of, common stock. In addition, such a U.S. Holder may be subject to backup withholding (currently at a 28% rate) on such payments if the U.S. Holder (i) fails to provide an accurate taxpayer identification number to the payor; (ii) has been notified by the IRS of a failure to report all interest or dividends required to be shown on its U.S. federal income tax returns; or (iii) in certain circumstances, fails to comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS on a timely basis. U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding rules in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if applicable.

Non-U.S. Holders. In general, the relevant payor must report to the IRS and to a Non-U.S. Holder dividends on common stock, paid to the Non-U.S. Holder and the amount of U.S. federal withholding tax, if any, deducted from those payments. Copies of the information returns reporting such dividend payments and any associated U.S. federal withholding tax also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable tax treaty. A Non-U.S. Holder generally will not be subject to backup withholding with respect to payments that we make on shares of common stock provided that the relevant payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person (as defined under the Code), and the relevant payor has received from the Non-U.S. Holder an appropriate certification of non-U.S. status (i.e., IRS Form W-8BEN or other applicable IRS Form W-8). Information reporting and, depending on the circumstances, backup withholding will apply to the payment of the proceeds of a sale of shares of common stock that is effected within the United States or effected outside the United States through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder certifies under penalty of perjury as to its non-U.S. status, and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person, or the Non-U.S. Holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service on a timely basis. Non-U.S. Holders of common stock should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining an exemption, if applicable.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A 30% withholding tax will be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. entities that fail to comply with information reporting requirements in respect of their direct and indirect U.S. shareholders or U.S. accountholders. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Under proposed regulations, withholding would only be made to payments of dividends made on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our common stock) made on or after January 1, 2015.

SELLING STOCKHOLDERS

The notes were originally issued by Lufthansa Sub, an indirect subsidiary of Deutsche Lufthansa AG, which is a guarantor under the indenture governing the notes, and sold by the initial purchasers of the notes in transactions exempt from registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act that were also qualified purchasers within the meaning of Section 2(a)(51) of the Investment Company Act. In connection with this transaction, Deutsche Lufthansa AG transferred 46,693,227 shares of our common stock to Lufthansa Sub pursuant to a stock purchase agreement between Deutsche Lufthansa AG and Lufthansa Sub. Pursuant to the indenture governing the notes, noteholders may be entitled to receive more shares of our common stock than currently owned by Lufthansa Sub upon the occurrence of certain events, including, but not limited to, our declaration or distribution of share dividends, bonus shares, stock splits or other capital distributions. In the event of any such events, pursuant to the terms of the indenture governing the notes, Lufthansa Sub may receive additional shares of our common stock that are to be held for the benefit of the noteholders that exercise their exchange rights under the notes.

Beginning on May 1, 2012, the notes are exchangeable at the option of the noteholders into shares of our common stock owned by Lufthansa Sub. Lufthansa Sub may, in its sole and absolute discretion, deliver cash instead of shares of our common stock (or a combination thereof) to noteholders upon exchange of their notes. Recipients of shares of our common stock, whom we refer to collectively herein as selling stockholders, may use this prospectus to resell from time to time the shares of our common stock they receive from Lufthansa Sub upon exchange of their notes, so long as they satisfy certain conditions set forth in the 2012 registration rights agreement. If one or more selling stockholders satisfy the conditions set forth in the 2012 registration rights agreement and subject to the terms and conditions of the 2012 registration rights agreement, we will file a prospectus supplement or a post-effective amendment naming such selling stockholders and stating the number of shares of our common stock offered by such selling stockholders. No selling stockholders are named in this prospectus. The registration of shares of our common stock to which this prospectus relates does not necessarily mean that the selling stockholders will exchange their notes for shares our common stock, that upon any exchange of the notes, Lufthansa Sub will elect to deliver shares of our common stock instead of cash, or that any shares of our common stock received by selling stockholders upon exchange will be sold by the selling stockholders.

In any prospectus supplement or post-effective amendment we file in response to one or more selling stockholders satisfying the terms of the 2012 registration rights agreement, we will include a table setting forth information, as of the date of such filing, with respect to such selling stockholder(s), including the number of shares of our common stock beneficially owned by such stockholder(s). Any selling stockholder named in any such filing may offer all, some or none of the shares of our common stock it receives from Lufthansa Sub upon exchange of its notes. Because a selling stockholder may offer all or some portion of such shares of our common stock, we cannot estimate the number of shares of our common stock that will be held by the selling stockholder upon termination of any sale. In addition, any selling stockholder identified in such table may have sold, transferred or otherwise disposed of all or a portion of their shares of our common stock since the date on which they provided the information regarding their ownership of our shares of common stock in transactions exempt from the registration requirements of the Securities Act. Upon any sale of shares of our common stock pursuant to the registration statement, of which this prospectus forms a part, the selling stockholder is required to deliver to us a completed and signed notice of transfer (as described above under the caption “Description of Common Stock and Preferred Stock—2012 Registration Rights Agreement”).

Any information presented concerning a selling stockholder will be based on questionnaires (as described above under the caption “Description of Common Stock and Preferred Stock—2012 Registration Rights Agreement”) furnished to us by such selling stockholder for the express purpose of including that information in a registration statement for the registration of the resale of the shares that it received from Lufthansa Sub upon exchange of its notes. The form of questionnaire asks for the selling stockholder to provide certain information, including the selling stockholder’s name, address, beneficial ownership of the shares to be registered on the registration statement, whether the selling stockholder is affiliated with a broker-dealer and whether the selling stockholder or any of its affiliates, officers, directors or principal equityholders has held any position or office or has had any other material relationship with us (or our affiliates) during the past three years. We will not conduct any independent inquiry or investigation as to the accuracy or truthfulness of information provided to us by a selling stockholder.

The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be “underwriters” within the meaning of the Securities Act and any commissions received by them and any profit on the sale of shares may be deemed to be underwriting commissions or discounts under the Securities Act.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time of shares by the holders thereof. As discussed above under the caption “Description of Common Stock and Preferred Stock—2012 Registration Rights Agreement”, the shares of our common stock received by selling stockholders upon exchange of their notes will be “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act and will contain a legend setting out such restriction and will be segregated until such time as they are sold under the registration statement, of which this prospectus forms a part. We are registering the resale of shares for sale to provide the holders thereof with freely tradable securities, but such shares will not become freely tradable until sold pursuant to the registration statement, of which this prospectus forms a part, and the transfer agent for our common stock receives properly completed and executed transfer instructions from the selling stockholder (or its broker-dealer or other agent) acceptable to the transfer agent, including a notice of transfer (or such other acceptable confirmation that such shares were sold pursuant to the registration statement) and an opinion from our counsel enabling the transfer agent to deliver unrestricted shares to the selling stockholder. The registration of such shares does not necessarily mean that any of such shares will be sold by the selling stockholders.

The selling stockholders may, from time to time, offer the shares in one or more transactions (which may involve crosses or block transactions) on the Nasdaq Global Select Market or otherwise, in secondary distributions pursuant to and in accordance with the rules of the Nasdaq Global Select Market, in the over-the-counter market, in negotiated transactions, through the writing of options on the shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In addition, any shares that qualify for sale under Rule 144 under the Securities Act or pursuant to another exemption from the registration requirements of the Securities Act, if available, may be sold under that rule or exemption rather than pursuant to this prospectus.

The selling stockholders may effect such transactions by selling shares to or through broker-dealers or through other agents, and such broker-dealers or agents may receive compensation in the form of commissions from the selling stockholders and/or the purchasers of shares for whom they may act as agent. The selling stockholders and any agents or broker-dealers that participate in the distribution of shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the sale of shares may be deemed to be underwriting commissions or discounts under the Securities Act.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of shares of our common stock in the course of hedging the positions they assume.

In the event of a “distribution” of the shares, selling stockholders, any selling broker-dealer or agent and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, each such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under Exchange Act prohibits certain “stabilizing bids” or “stabilizing purchases” for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

At a time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the name or names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers or, if required, an exemption from issuer-dealer registration is perfected. Pursuant to the 2012 registration rights agreement for the benefit of the selling stockholders, we have agreed to pay all reasonable expenses (other than underwriting discounts and commissions and the fees of the special counsel of any selling stockholder) incurred in connection with the registrations, filings or qualifications described in this prospectus and have agreed to indemnify each holder of such shares and its officers and directors and any person who controls any holder against certain losses, claims, damages and expenses arising under the securities laws.

LEGAL MATTERS

Unless otherwise indicated in a supplement to this prospectus, the validity of the securities will be passed upon for us by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements of JetBlue Airways Corporation appearing in JetBlue Airways Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2011 (including the schedule appearing therein), and the effectiveness of JetBlue Airways Corporation’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and JetBlue Airways Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by the registrant in connection with the issuance and distribution of the securities registered hereby. All amounts are estimates, except the SEC registration fee.

SEC registration fee	$25,069.64
Legal fees and expenses	50,000.00
Accounting fees and expenses	12,000.00
Miscellaneous expenses	50,000.00

Total	$ 137,069.64

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Article VIII, Section 6, of the registrant’s amended and restated bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the fullest extent permitted by the Delaware General Corporation Law. The registrant’s amended and restated certificate of incorporation provides that, pursuant to Delaware law, each of its directors shall not be liable for monetary damages for breach of such director’s fiduciary duty as a director to the registrant or its stockholders. This provision in the registrant’s amended and restated certificate of incorporation does not eliminate a director’s fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The registrant’s amended and restated bylaws provide that its directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with all of its directors and certain of its executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law. The registrant maintains directors and officers liability insurance.

Item 16. Exhibits.

The exhibits to this Registration Statement are listed on the Exhibit Index to this Registration Statement, which Exhibit Index is hereby incorporated by reference.

Item 17. Undertakings.

(a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrants pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, each undersigned registrant undertakes that in a primary offering of securities of such undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of such undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of such undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about such undersigned registrant or its securities provided by or on behalf of such undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by such undersigned registrant to the purchaser.

(b) Filings Incorporating Subsequent Exchange Act Documents by Reference.

The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of the registrants’ annual reports pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) SEC Position on Indemnification for Securities Act Liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of New York, State of New York, on May 1, 2012.

JETBLUE AIRWAYS CORPORATION

By:	/s/ James G. Hnat
James G. Hnat Executive Vice President Corporate Affairs, General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on May 1, 2012.

Signature	Title

* David Barger	Chief Executive Officer, President and Director (Principal Executive Officer)

* Mark Powers	Chief Financial Officer (Principal Financial Officer)

* Donald Daniels	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

* Peter Boneparth	Director

* Stephan Gemkow	Director

* Ellen Jewett	Director

* Stanley McChrystal	Director

* Joel Peterson	Director

* Ann Rhoades	Director

* Frank Sica	Director

*By:	/s/ James G. Hnat
Attorney-in-fact for the above officers and directors marked by an asterisk

INDEX TO EXHIBITS

Exhibit Number		Description of Exhibits

3.2(a)	-	Amended and Restated Certificate of Incorporation of JetBlue Airways Corporation (1)

3.2(b)	-	Certificate of Amendment of Certificate of Incorporation, dated May 20, 2010 (2)

3.3(e)	-	Fifth Amended and Restated Bylaws of JetBlue Airways Corporation (3)

3.3(f)	-	Fifth Amended and Restated Bylaws of JetBlue Airways Corporation (consolidated amendments as of November 12, 2009) (4)

3.3(g)	-	Amended Consolidated Fifth Amended and Restated Bylaws of JetBlue Airways Corporation (5)

4.1	-	Specimen Common Stock Certificate (6)

4.2	-	Amended and Restated Registration Rights Agreement, dated as of August 10, 2000, by and among JetBlue Airways Corporation and the Stockholders named therein (6)

4.2(a)	-	Amendment No. 1, dated as of June 30, 2003, to Amended and Restated Registration Rights Agreement, dated as of August 10, 2000, by and among JetBlue Airways Corporation and the Stockholders named therein (7)

4.2(b)	-	Amendment No. 2, dated as of October 6, 2003, to Amended and Restated Registration Rights Agreement, dated as of August 10, 2000, by and among JetBlue Airways Corporation and the Stockholders named therein (8)

4.2(c)		Amendment No. 3, dated as of October 4, 2004, to Amended and Restated Registration Rights Agreement, dated as of August 10, 2000, by and among JetBlue Airways Corporation and the Stockholders named therein (9)

4.2(d)	-	Amendment No. 4, dated as of June 22, 2006, to Amended and Restated Registration Rights Agreement, dated as of August 10, 2000, by and among JetBlue Airways Corporation and the Stockholders named therein (10)

4.3	-	Registration Rights Agreement, dated as of July 15, 2003, among JetBlue Airways Corporation and Morgan Stanley & Co. Incorporated, Raymond James & Associates, Inc. and Blaylock & Partners, L.P. (11)

4.11	-	Stock Purchase Agreement, dated as of December 13, 2007, between JetBlue Airways Corporation and Deutsche Lufthansa AG (12)

4.11(a)	-	Amendment No. 1, dated as of January 22, 2008, to the Stock Purchase Agreement, dated as of December 13, 2007, between JetBlue Airways Corporation and Deutsche Lufthansa AG (13)

4.12	-	Registration Rights Agreement, dated as of January 22, 2008, by and between JetBlue Airways Corporation and Deutsche Lufthansa AG (13)

4.13	-	Supplement Agreement, dated as of May 27, 2008, between JetBlue Airways Corporation and Deutsche Lufthansa AG (14)

4.22	-	Registration Rights Agreement, dated as of April 5, 2012, among JetBlue Airways Corporation, Deutsche Lufthansa AG and Lufthansa Malta Blues LP (15)

5.1	-	Opinion of Shearman & Sterling LLP

5.2	-	Tax Opinion of Shearman & Sterling LLP

23.1	-	Consent of Ernst & Young LLP

23.2	-	Consents of Shearman & Sterling LLP (included in Exhibits 5.1 and 5.2)

24.1	-	Powers of Attorney

99.1	-	Form of Notice and Questionnaire

(1)	Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
(2)	Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.
(3)	Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
(4)	Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2009.
(5)	Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Current Report on Form 8-K filed April 12, 2011.
(6)	Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Registration Statement on Form S-1, filed on February 12, 2002, as amended March 19, 2002, April 1, 2002 and April 10, 2002 (File No. 333-82576).
(7)	Previously filed with the SEC as an exhibit to and incorporated by reference from our Registration Statement on Form S-3, filed on July 3, 2003, as amended on July 10, 2003 (File No. 333-106781).
(8)	Previously filed with the SEC as an exhibit to and incorporated by reference from our Registration Statement on Form S-3, filed on October 7, 2003 (File No. 333-109546).
(9)	Previously filed with the SEC as an exhibit to and incorporated by reference from our Current Report on Form 8-K/A filed October 8, 2004.
(10)	Previously filed with the SEC as an exhibit to and incorporated by reference from our Registration Statement on Form S-3 ARS, filed on June 30, 2006 (File No. 333-135545).
(11)	Previously filed with the SEC as an exhibit to and incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
(12)	Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Current Report on Form 8-K filed December 14, 2007.
(13)	Previously filed with the SEC as an exhibit to and incorporated by reference from our Current Report on Form 8-K filed January 23, 2008.
(14)	Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Current Report on Form 8-K filed May 28, 2008.
(15)	Previously filed with the SEC as an exhibit to and incorporated herein by reference to our Current Report on Form 8-K filed April 5, 2012.